UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)*

CHINACAST EDUCATION CORPORATION

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

16946T109

(CUSIP Number)

Ned Sherwood c/o ZS Fund L.P., 1133 Avenue of the Americas New York, New York 10036 (212) 398-6200

With copies to: Brian J. Lane Gibson, Dunn & Crutcher LLP 1050 Washington Avenue, N.W. Washington, DC 20036-5306 (202) 887-3646

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 13, 2011

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 16946T109	SCHEDULE 13D	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS Ned L. Sherwood
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) * (b) **
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 775,141
	8	SHARED VOTING POWER 2,625,488
	9	SOLE DISPOSITIVE POWER 775,141
	10	SHARED DISPOSITIVE POWER 2,625,488
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,400,629
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14	TYPE OF REPORTING PERSON IN

*	Only with respect to Ned L. Sherwood, ZS EDU L.P., ZS EDU GP LLC and Robert Horne.
**	Only with respect to Daniel Tseung.

CUSIP No. 16946T109	SCHEDULE 13D	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS ZS EDU L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) * (b) **
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,625,488
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,625,488
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,625,488
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON PN

*	Only with respect to Ned L. Sherwood, ZS EDU L.P., ZS EDU GP LLC and Robert Horne.
**	Only with respect to Daniel Tseung.

CUSIP No. 16946T109	SCHEDULE 13D	Page 4 of 9 Pages

1	NAME OF REPORTING PERSONS ZS EDU GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) * (b) **
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,625,488
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,625,488
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,625,488
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON OO

*	Only with respect to Ned L. Sherwood, ZS EDU L.P., ZS EDU GP LLC and Robert Horne.
**	Only with respect to Daniel Tseung.

CUSIP No. 16946T109	SCHEDULE 13D	Page 5 of 9 Pages

1	NAME OF REPORTING PERSONS Robert Horne
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) * (b) **
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 50,000
	8	SHARED VOTING POWER 2,625,488
	9	SOLE DISPOSITIVE POWER 50,000
	10	SHARED DISPOSITIVE POWER 2,625,488
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,675,488
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON IN

*	Only with respect to Ned L. Sherwood, ZS EDU L.P., ZS EDU GP LLC and Robert Horne.
**	Only with respect to Daniel Tseung.

Page 6 of 9 Pages

The Statement on Schedule 13D, as originally filed with the Securities and Exchange Commission (the “SEC”) on March 24, 2011, and as amended and restated on May 12, 2011 and November 22, 2011, and as amended on December 9, 2011 (as amended and restated, the “Schedule 13D”) by the Reporting Persons named therein is hereby amended by this Amendment No. 4 to the Schedule 13D. Capitalized terms used but not defined herein shall have the meaning set forth in the Schedule 13D.

Item 4.	Purpose of the Transaction.

Item 4 is supplemented by adding the following:

On December 15, 2011, Ned Sherwood filed with the SEC Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”) in connection with his solicitation of proxies for the Issuer’s 2011 Annual Meeting of Stockholders. ZS EDU L.P. intends to nominate and Mr. Sherwood and the other participants in the solicitation are soliciting proxies to elect the following three (3) nominees as members of the Board of Directors of the Issuer (the “Board”): Mr. Sherwood, Derek Feng and Daniel Tseung (each, a “Nominee” and together, the “Nominees”). The Reporting Persons may be deemed to have formed a group within the meaning of Rule 13d-5(b) under the Act with Mr. Tseung, who is the only Nominee that, to the knowledge of the Reporting Persons, beneficially owns any Shares. The Reporting Persons expressly disclaim membership in a group with, and beneficial ownership of any securities beneficially owned by, Mr. Tseung. Based on information and belief and as of the date hereof, Mr. Tseung beneficially owns 130,000 Shares, which represents less than 0.3% of the outstanding Shares.

In furtherance of Mr. Sherwood’s proxy solicitation to elect the Nominees to the Board, ZS EDU L.P. intends to propose at the Issuer’s 2011 Annual Meeting of Stockholders and Mr. Sherwood and the other participants in the solicitation are soliciting proxies to (i) repeal any provision of the Issuer’s Bylaws (the “Bylaws”) in effect at the time such proposal becomes effective that was not included in the Bylaws filed by the Issuer with the SEC on May 12, 2006 (the “Bylaw Amendment Proposal”) and (ii) adjourn the Issuer’s 2011 Annual Meeting of Stockholders until January 20, 2012 at 9:00 a.m. Beijing Standard Time, which is January 19, 2012 at 8:00 p.m. U.S. Eastern Standard Time, at the Renaissance Beijing Capital Hotel, 61 Dongsanhuan Middle Road, Chaoyang District, Beijing, 100022 China, if necessary or appropriate to solicit additional proxies in favor of the Nominees if there are insufficient votes at the time of such adjournment to elect the Nominees to the Board (the “Adjournment Proposal”).

For additional information regarding the Nominees, the Bylaw Amendment Proposal and the Adjournment Proposal, please see the Preliminary Proxy Statement, which is attached hereto as Exhibit 2, is incorporated herein by reference and qualifies the foregoing in its entirety.

Item 5.	Interest in Securities of the Issuers.

Item 5 is hereby amended and restated as follows:

As indicated herein, and solely to the extent expressed herein in Item 4, the Reporting Persons may be deemed members of a “group” within the meaning of Rule 13d-5(b) under the Act with Mr. Tseung. The Reporting Persons expressly disclaim membership in a group with, and beneficial ownership of any securities beneficially owned by, Mr. Tseung or any other person.

(a) The aggregate percentage of Shares reported as owned by the Reporting Persons is based upon 48,786,949 Shares outstanding, which is the total number of Shares of the Issuer outstanding as of November 1, 2011, as reported in the Issuer’s Proxy Statement filed with the SEC on November 14, 2011.

Amount beneficially owned:

Ned Sherwood – 3,400,629

ZS EDU L.P. – 2,625,488

ZS EDU GP LLC – 2,625,488

Robert Horne – 2,675,488

Percent of class:

Ned Sherwood – 7.0%

ZS EDU L.P. – 5.4%

ZS EDU GP LLC – 5.4%

Robert Horne – 5.5%

Page 7 of 9 Pages

(b) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

Ned Sherwood – 775,141

ZS EDU L.P. – 0

ZS EDU GP LLC – 0

Robert Horne – 50,000

(ii) Shared power to vote or to direct the vote

Ned Sherwood – 2,625,488

ZS EDU L.P. – 2,625,488

ZS EDU GP LLC – 2,625,488

Robert Horne – 2,625,488

(iii) Sole power to dispose or to direct the disposition of

Ned Sherwood – 775,141

ZS EDU L.P. – 0

ZS EDU GP LLC – 0

Robert Horne – 50,000

(iv) Shared power to dispose or to direct the disposition of

Ned Sherwood – 2,625,488

ZS EDU L.P. – 2,625,488

ZS EDU GP LLC – 2,625,488

Robert Horne – 2,625,488

(c) The transaction dates, number of Shares purchased, the average price per share and a description of where the transactions were effected for all transactions by the Reporting Persons, within the last 60 days are set forth below:

On December 11, 2011, 30,000 shares of the Issuer’s restricted common stock beneficially owned by Mr. Sherwood vested. The shares of restricted common stock were granted pursuant to a grant of 100,000 shares of restricted common stock on August 6, 2010.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Item 6 is supplemented by adding the following:

The information set forth under Item 4 of this Schedule 13D is incorporated herein by reference.

In connection with the nomination of the Nominees, ZS EDU L.P. has entered into an agreement with each of the Nominees, except for Mr. Sherwood (each, a “Nominee Agreement”), pursuant to which, among other things, ZS EDU L.P. has agreed to indemnify the Nominees against certain potential losses, damages, penalties, judgments, awards, liabilities, costs, expenses and disbursements (including, without limitation, reasonable attorneys’ fees, costs, expenses and disbursements) that might arise in connection with such Nominee being named as a director nominee and related matters. The form of Nominee Agreement entered into with each of the Nominees is attached as Exhibit 3 hereto, incorporated herein by reference and qualifies the foregoing in its entirety.

Item 7.	Materials to be Filed as Exhibits.

Item 7 is supplemented by adding the following:

Exhibit 2:	Preliminary Proxy Statement on Schedule 14A (SEC File No. 001-33771), filed by Ned Sherwood on December 15, 2011 (incorporated herein by reference)

Exhibit 3:	Form of Nominee Agreement

*****

Page 8 of 9 Pages

Important Information

SECURITY HOLDERS ARE ADVISED TO READ THE PRELIMINARY PROXY STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) ON DECEMBER 15, 2011, THE DEFINITIVE PROXY STATEMENT, WHEN AVAILABLE, AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY NED SHERWOOD, ZS EDU L.P., ZS EDU GP LLC, ROBERT HORNE AND THE NOMINEES FROM THE STOCKHOLDERS OF CHINACAST EDUCATION CORPORATION (THE “ISSUER”) FOR USE AT THE ISSUER’S ANNUAL MEETING BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. INVESTORS CAN GET THE PRELIMINARY PROXY STATEMENT, THE DEFINITIVE PROXY STATEMENT, WHEN AVAILABLE, AND OTHER RELEVANT DOCUMENTS, AT NO CHARGE AT THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV.

NED SHERWOOD, ZS EDU L.P., ZS EDU GP LLC, ROBERT HORNE AND THE NOMINEES WILL BE DEEMED PARTICIPANTS IN THE PROXY SOLICITATION. THE PARTICIPANTS IN THE PROXY SOLICITATION WILL PROVIDE COPIES OF THE DEFINITIVE PROXY STATEMENT, WHEN AVAILABLE, WITHOUT CHARGE UPON REQUEST. INFORMATION RELATING TO THE PARTICIPANTS IN THE PROXY SOLICITATION IS CONTAINED IN THE PRELIMINARY PROXY STATEMENT FILED WITH THE SEC ON DECEMBER 15, 2011.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 15, 2011	Ned Sherwood

	By:	/s/ Ned Sherwood
	Name:	Ned Sherwood

December 15, 2011	ZS EDU L.P.

	By:	/s/ Ned Sherwood
	Name:	Ned Sherwood
	Title:	Manager of the General Partner, ZS EDU GP LLC

December 15, 2011	ZS EDU GP LLC

	By:	/s/ Ned Sherwood
	Name:	Ned Sherwood
	Title:	Manager

December 15, 2011	Robert Horne

	By:	/s/ Robert Horne
	Name:	Robert Horne